SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the fiscal year ended June 30, 1999, or
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from ________________ to ______________________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.


REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA


                       THE PROFIT SHARING RETIREMENT PLAN
                   OF THE PROCTER & GAMBLE COMMERCIAL COMPANY

               Financial Statements for the Years Ended June 30,
                 1999 and 1998 and Independent Auditor's Report



THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                          PAGE

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits, June 30,
   1999 and 1998                                                             2

  Statements of Changes in Net Assets Available for Benefits
   for the Years Ended June 30, 1999 and 1998                                3

  Notes to Financial Statements for the Years Ended June 30,
   1999 and 1998                                                             4

SUPPLEMENTAL SCHEDULES OMITTED - The following schedules were omitted of the absence of conditions under which they are required or due to their inclusion in information filed by The Procter & Gamble Master Savings Trust in which this plan participates:

  Assets Held for Investment

  Reportable Transactions for the Year Ended June 30, 1999

  Assets Acquired and Disposed of Within Plan Year

  Party-in-Interest Transactions

  Obligations in Default

  Leases in Default



DELOITTE &
  TOUCHE
----------               ------------------------------------------------------
     LOGO                DELOITTE & TOUCHE LLP         Telephone: (513) 784-7100
                         250 East Fifth Street
                         P.O. Box 5340
                         Cincinnati, Ohio 45201-5340




INDEPENDENT AUDITORS' CONSENT


To The Procter & Gamble Master
  Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company as of June 30, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 1999 and 1998 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.


/s/DELOITTE & TOUCHE LLP
------------------------
Deloitte & Touche LLP
November 5, 1999



---------------
DELOITTE TOUCHE
TOHMATSU
---------------



THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
JUNE 30, 1999 AND 1998
-------------------------------------------------------------------------------

                                                        1999            1998

ASSETS:
  Investment in The Procter & Gamble Master
    Savings Trust, at fair value                    $37,272,151     $34,552,463
  Contributions receivable                            2,204,807       2,188,316
                                                    -----------     -----------
    Total Assets                                     39,476,958      36,740,779


LIABILITIES - Accrued administrative expenses            21,365            -

NET ASSETS AVAILABLE FOR BENEFITS                   $39,455,593     $36,740,779
                                                    ===========     ===========

See notes to financial statements.




THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 1999 AND 1998
-------------------------------------------------------------------------------

                                                        1999            1998

ADDITIONS:
  Equity in net earnings of The Procter &
   Gamble Master Savings Trust                      $ 2,505,783     $ 6,705,963
  Company contributions (net of forfeitures)          2,200,387       2,324,548
                                                    -----------     -----------
    Total additions                                   4,706,170       9,030,511
                                                    -----------     -----------

DEDUCTIONS
  Distributions to participants                       1,914,709       3,217,965
  Administrative expenses                                76,647             -
                                                    -----------     -----------
    Total deductions                                  1,991,356       3,217,965
                                                    -----------     -----------

NET INCREASE                                          2,714,814       5,812,546

NET ASSETS AVAILABLE FOR  BENEFITS:
  Beginning of year                                  36,740,779      30,928,233
                                                    -----------     -----------

  End of year                                       $39,455,593     $36,740,779
                                                    ===========     ===========

See notes to financial statements.



THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 1999 AND 1998
--------------------------------------------------------------------------------

1.    PLAN DESCRIPTION

      The following brief description of The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company (Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

      GENERAL - The Plan is funded through contributions by The Procter & Gamble Commercial Company, the Procter & Gamble Pharmaceuticals, Inc. and Olay Company, Inc. (hereinafter collectively referred to as the "Plan Sponsors"). The Plan Sponsors are wholly-owned subsidiaries of The Procter & Gamble Company (Company). Substantially all employees of the Plan Sponsors are eligible to participate in the Plan upon completion of one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      All Plan assets are held in The Procter & Gamble Master Savings Trust (Master Trust) at June 30, 1999 and 1998, along with the assets of other Company sponsored defined contribution plans (see Note 4). Each of the Plans has a proportionate and undivided ownership interest in the Master Trust assets.

      CONTRIBUTIONS AND VESTING - The Plan Sponsors make contributions to the Plan each year based upon the amount of compensation and number of credit service years of each Plan participant, as defined by the Plan agreement, up to specified limitations. The Plan Sponsors' contributions are calculated by applying the relevant participation percentage to the total compensation, both as defined by the Plan. Participants are not permitted to make contributions to the Plan. The following schedule details the participation percentages by years of service.

                                                           PARTICIPATION
        YEARS OF SERVICE                                    PERCENTAGE

        1-3                                                      8%
        4-6                                                      9%
        7-8                                                      10%
        9-10                                                     11%
        11-12                                                    12%
        13-14                                                    13%
        15 or more                                               14%

      Participants are vested 100% upon completion of the five years of service. Participants are also 100% vested in their accounts upon termination for disability, early or normal retirement, death and also upon attainment of 65 years of age, regardless of years of service.

      DISTRIBUTIONS - Distributions of Plan benefits may be made in a lump sum or in installment payments over a period not to exceed fifteen years after the date of death, termination, retirement, or disability. Distributions payable to participants as of June 30, 1999 and 1998 are approximately $161,000 and $13,500, respectively.

      FORFEITURES - Participants who terminate service prior to vesting forfeit their account balance. If the participant is rehired prior to a five-year break in service, as defined by the Plan, the amount which was forfeited is restored to the participant's account. Forfeited amounts are used to reduce the Plan Sponsors' annual contributions.

      PARTICIPANT ACCOUNTS - As described in the Plan document, participants may allocate contributions made to their account in one or all of the following investment options offered by the Master Trust (Note 4):

         RESERVE FUND - The prospectus states that this fund invests in short to medium length maturity, interest-bearing instruments.

         COMPANY STOCK FUNd - The prospectus states that this fund invests in shares of The Procter & Gamble Company common stock.

         MANAGED BOND FUND - The prospectus states that this fund invests in a diversified portfolio of publicly and privately traded corporate, government, international and mortgage backed bonds.

         MANAGEMENT LARGE COMPANY FUND - The prospectus states that this fund invests in equity securities of approximately 300 domestic, large company stocks.

         DIVERSIFIED FUND - The prospectus states that this fund invests in both equity and fixed-income securities.

         SMALL COMPANY FUND - The prospectus states that this fund invests in a portfolio of equity securities issued by small companies.

         INTERNATIONAL EQUITY FUND - The prospectus states that this fund invests in a diversified portfolio of equity securities of foreign corporations.


The activity and balances in the funds are summarized as follows for the years ended June 30, 1999 and 1998:
                                                                     MASTER
                                              MASTER       MASTER    TRUST                    MASTER   MASTER
                                  MASTER      TRUST        TRUST     MANAGEMENT  MASTER       TRUST    TRUST
                                  TRUST       COMPANY      MANAGED   LARGE       TRUST        SMALL    INTERNATIONAL
                                  RESERVE     STOCK        BOND      COMPANY     DIVERSIFIED  COMPANY  EQUITY
                                  FUND        FUND         FUND      FUND        FUND         FUND     FUND           TOTAL


Net assets available for
 benefits, June 30, 1997          $3,353,012  $14,620,962  $170,863  $1,525,351  $11,138,019   $52,637  $ 67,389        30,928,233

Equity in net earnings of The
 Procter & Gamble Master
 Savings Trust                       179,616    4,143,118    15,531     506,440    1,851,483     8,011     1,764         6,705,963
Company contributions (Net)          138,090    1,529,676    13,814     280,150      271,222    43,538    48,058         2,324,548
Distributions to participants       (397,723)  (1,098,671)  (21,413)    (66,040)  (1,634,118)                          (3,217,965)
Interfund transfers                  226,172     (204,456)    3,593     327,886     (340,200)  (14,535)    1,540
                                  ----------  -----------  --------  ----------  -----------   -------  --------       -----------

Net assets available for
benefits, June 30, 1998            3,499,167   18,990,629   182,388   2,573,787   11,286,406    89,651   118,751        36,740,779

Equity in net earnings of The
 Procter & Gamble Master
 Savings Trust                       179,413      (31,806)    4,896     710,139    1,623,745     4,513    14,883         2,505,783
Company contributions (Net)           73,718    1,348,826    24,140     669,911       40,204    25,501    18,087         2,200,387
Distributions to participants       (195,039)  (1,055,475)   (1,005)   (219,096)    (442,606)     (289)   (1,199)       (1,914,709)
Administrative fees                   (5,308)                (1,104)    (11,631)     (51,722)   (4,119)   (2,763)          (76,647)
Interfund transfers                 (161,202)     342,556    (6,490)    155,653     (289,214)  (12,844)  (28,459)
                                  ----------  -----------  --------  ----------  -----------   -------  --------       -----------

Net assets available for
benefits, June 30, 1999           $3,390,749  $19,594,730  $202,825  $3,878,763  $12,166,813  $102,413  $119,300       $39,455,593
                                  ==========  ===========  ========  ==========  ===========  ========  ========       ===========


      PLAN TERMINATION - Although it has not expressed any intent to do so, the Plan Sponsors have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, participants will become fully vested in their accounts and the net assets of the Plan will be distributed in an order of priority determined in accordance with ERISA and its applicable regulations and the Plan document.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The accompanying financial statements are prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in the Company common stock is valued at t he closing price on established security exchanges. The Plan's investment funds (funds) are valued by the fund manager, JP Morgan Investment Management, Inc., based upon the fair value of the funds' underlying investments. Income from investments is recognized when earned and is allocated to each plan participating in the Master Trust and each participant's account by PNC Bank, Ohio, N.A., (PNC
      Bank), the trustee of the Plan.

      EXPENSES OF THE PLAN - Fees charged by the investment manager are paid by the Plan in 1999 while all other fees are paid by the Company. The Company paid all Plan fees in 1998.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.    INCOME TAX STATUS

      The Plan is exempt from Puerto Rico income taxes under the provisions of
      Section 165(a) of the Puerto Rico Income Tax Act of 1954, as amended. The Plan is also a qualified employees' trust under Section 401(a) of the Internal Revenue Code (IRC) and, as such, is exempt from federal income taxes under Section 501(a). The Plan has been amended since receiving the latest determination letters. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Income Tax Act of 1954 and the IRC. Therefore, they believe that the Plan was qualified and tax-exempt as of June 30, 1999 and 1998 and no provision for income taxes has been reflected.

4.    INTEREST IN MASTER TRUST

      Effective January 1, 1993, the Company formed the Master Trust in accordance with a master trust agreement with PNC Bank.

      Use of a Master Trust permits the commingling of various Company-sponsored benefit plans for investment and administrative purposes. Although assets are commingled in the Master Trust, PNC Bank maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to both participating plans and individual participant accounts based upon each plan's or participant's proportionate interest in the Master Trust. The following represents the 1999 and 1998 audited information regarding the net assets and investment income of the Master
      Trust:

Assets of the Master Trust at June 30, 1999 are summarized as follows:

                                                                        MANAGEMENT               INTER-
                                   COMPANY     MANAGED                  LARGE        SMALL       NATIONAL
                      RESERVE      STOCK       BOND        DIVERSIFIED  COMPANY      COMPANY     EQUITY
                      FUND         FUND        FUND        FUND         FUND         FUND        FUND        TOTAL

Investments, at
 fair value          $25,406,393  $77,806,502  $5,747,564  $34,829,757  $87,611,905  $4,543,242  $3,158,289  $239,103,652
Accrued interest
 and dividends                 4           33           4           18           49           5           3           116
                     -----------  -----------  ----------  -----------  -----------  ----------  ----------  ------------
Total                $25,406,397  $77,806,536  $5,747,568  $34,829,775  $87,611,954  $4,543,247  $3,158,292  $239,103,768
                     ===========  ===========  ==========  ===========  ===========  ==========  ==========  ============
Plan's investment
 in Master Trust     $ 3,317,252  $18,146,038  $  179,107  $12,133,928  $ 3,315,519  $   79,810  $  100,497  $ 37,272,151
                     ===========  ===========  ==========  ===========  ===========  ==========  ==========  ============

Plan's percentage
 ownership in
 Master Trust                13%          23%          3%          35%           4%          2%          3%           16%
                     ===========  ===========  ==========  ===========  ===========  ==========  ==========  ============


Investments held by the Master Trust at June 30, 1999 are summarized as follows at fair value:
The Procter &
 Gamble Company
 common stock                     $77,805,919                                                                $ 77,805,919
Mutual Funds         $25,406,393               $5,747,564  $34,829,757  $87,611,905  $4,543,242  $3,158,289   161,297,150
Short-term
 investments                              583                                                                         583
                     -----------  -----------  ----------  -----------  -----------  ----------  ----------  ------------
Total investments
 at fair value       $25,406,393  $77,806,502  $5,747,564  $34,829,757  $87,611,905  $4,543,242  $3,158,289  $239,103,652
                     ===========  ===========  ==========  ===========  ===========  ==========  ==========  ============


Investment income from the Master Trust for the Year Ended June 30, 1999 is summarized as follows:

Net appreciation
 (depreciation
 in fair value of
 investments         $ 1,226,243  $  (939,577) $  141,508  $ 3,443,603  $18,078,571  $ (157,982) $  197,213  $ 21,989,579
Dividends                           1,059,358                                                                   1,059,358
Interest                               43,070                                                                      43,070
                     -----------  -----------  ----------  -----------  -----------  ----------  ----------  ------------
Total                $ 1,226,243  $   162,851  $  141,508  $ 3,443,603  $18,078,571  $ (157,982) $  197,213  $ 23,092,007
                     ===========  ===========  ==========  ===========  ===========  ==========  ==========  ============

Plan's equity
 in net earnings
 of Master Trust     $   179,413  $   (31,806) $    4,896  $ 1,623,745  $   710,139  $    4,513  $   14,883  $  2,505,783
                     ===========  ===========  ==========  ===========  ===========  ==========  ==========  ============



Assets of the Master Trust at June 30, 1998 are summarized as follows:

                                                                      MANAGEMENT               INTER-
                                COMPANY      MANAGED                  LARGE        SMALL       NATIONAL
                   RESERVE      STOCK        BOND        DIVERSIFIED  COMPANY      COMPANY     EQUITY
                   FUND         FUND         FUND        FUND         FUND         FUND        FUND        TOTAL

Investments, at
 fair value        $27,121,329  $86,176,208  $5,970,562  $35,527,095  $69,868,657  $5,012,476  $2,873,435  $232,549,762
Accrued interest
 and dividends             298          820           4           12           29           4           1         1,168
                   -----------  -----------  ----------  -----------  -----------  ----------  ----------  ------------

Total              $27,121,627  $86,177,028  $5,970,566  $35,527,107  $69,868,686  $5,012,480  $2,873,436  $232,550,930
                   ===========  ===========  ==========  ===========  ===========  ==========  ==========  ============

Plan's investment
 in Master Trust   $ 3,509,966  $17,445,135  $  171,587  $11,016,844  $ 2,291,613  $   46,113  $   71,205  $ 34,552,463
                   ===========  ===========  ==========  ===========  ===========  ==========  ==========  ============

Plan's percentage
 ownership in
 Master Trust              13%          20%          3%          31%           3%          1%          2%           15%
                   ===========  ===========  ==========  ===========  ===========  ==========  ==========  ============


Investments held by the Master Trust at June 30, 1998 are summarized as follows at fair value:

The Procter &
 Gamble Company
 common stock                   $85,861,208                                                                $ 85,861,208
Mutual Funds       $27,057,076               $5,970,500  $35,526,977  $69,860,815  $5,012,399  $2,873,382   146,301,149
Short-term
 investments            64,253      315,000          62          118        7,842          77          53       387,405
                   -----------  -----------  ----------  -----------  -----------  ----------  ----------  ------------
Total investments
 at fair value     $27,121,329  $86,176,208  $5,970,562  $35,527,095  $69,868,657  $5,012,476  $2,873,435  $232,549,762
                   ===========  ===========  ==========  ===========  ===========  ==========  ==========  ============


Investment income from the Master Trust for the Year Ended June 30, 1998 is summarized as follows:

Net appreciation
 in fair value of
 investments       $ 1,424,219  $19,077,392  $  545,238  $ 5,916,354  $16,882,522  $  716,290  $  142,033  $ 44,704,048
Dividends                           935,183                                                                     935,183
Interest                 8,732       42,810           8           16           14          10           7        51,597
                   -----------  -----------  ----------  -----------  -----------  ----------  ----------  ------------
Total              $ 1,432,951  $20,055,385  $  545,246  $ 5,916,370  $16,882,536  $  716,300  $  142,040  $ 45,690,828
                   ===========  ===========  ==========  ===========  ===========  ==========  ==========  ============

Plan's equity
 in net earnings
 of Master Trust   $   179,616  $ 4,143,118  $   15,531  $ 1,851,483  $   506,440  $    8,011  $    1,764  $  6,705,963
                   ===========  ===========  ==========  ===========  ===========  ==========  ==========  ============

                                   * * * * * *


PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.


                                        The Profit Sharing Retirement Plan
                                        of The Procter & Gamble Commercial
                                        Company


                                        /S/THOMAS J. MESS
Date:  December 16, 1999                ---------------------------------------
                                        Thomas J. Mess
                                        Member, Policy Committee



                                EXHIBIT INDEX


Exhibit No.                                            Page No.

    23         Consent of Deloitte & Touche